UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

______________Global Future City Holding, Inc.______________

(Name of Issuer)

___________________Common Stock___________________

(Title of Class of Securities)

37954L 101

(CUSIP Number)

May 11, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 37954L 101

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Master Power Holdings Group

2. Check the Appropriate box if a Member of a Group (See Instructions)

(a)

(b)	x

3. SEC Use Only

4. Citizenship or Place of Organization

British Virgin Islands

5. Sole Voting Power

7,114,000

6. Shared Voting Power

0

7. Sole Dispositive Power

7,114,000

8. Shared Dispositive Power

0

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CUSIP No. 37954L 101

9. Aggregate Amount Beneficially Owned by Each Reporting Person

7,114,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

14.9%

12. Type of Reporting Person

CO

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ITEM 1.

This statement on Schedule 13G/A (“Amendment”) amends the following sections of the Schedule 13G filed with the Securities and Exchange Commission on April 28, 2015 (collectively, the “Statement”) and relates to the common stock of Global Future City Holding, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 26381 Crown Valley Parkway, Suite 230, Mission Viejo, CA 92691.

ITEM 2.

(a)	This Statement is being filed by Master Power Holdings Group (the “Reporting Person”);

(b)	The principal business address for the Reporting Person is 3105 Bank of America Tower, 1 Harcourt Road, Central, Hong Kong;

(c)	The Reporting Person is organized under the laws of the British Virgin Islands;

(d)	This Statement relates to Common Stock of the Issuer; and

(e)	The CUSIP Number is 37954L 101.

ITEM 3.

N/A.

ITEM 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item1.

(a) Amount beneficially owned: 7,114,000 shares of Common Stock

(b) Percent of class: 14.9%

(c) Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 7,114,000
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 7,114,000
iv.	Shared power to dispose or to direct the disposition of: 0

On April 17, 2015, Reporting Person acquired 9,120,000 shares of Common Stock pursuant to a stock purchase agreement. On May 11, 2015, the Reporting Person transferred 1,001,000 shares of Common Stock to certain individuals via a private share transfer. On July 30, 2015, the Reporting Person transferred 1,005,000 shares of Common Stock to certain individuals via a private share transfer. Reporting Person currently beneficially owns 7,114,000 shares of Common Stock.

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ITEM 5. Ownership of Five Percent or Less of a Class

N/A.

ITEM 6.

N/A.

ITEM 7.

N/A.

ITEM 8.

N/A.

ITEM 9.

N/A.

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2015

By: /s/ Dewei Huang

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